Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED AUGUST 31, 2012

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three-month and six-month periods ended August 31, 2012 and 2011. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and six-month periods ended August 31, 2012 and 2011. Additional information on the Corporation, as well as registration statements and other public filings are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgard.shtml.

In this MD&A, financial information for the three-month and six-month periods ended August 31, 2012 and 2011 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on October 11, 2012. Disclosure contained in this document is current to that date, unless otherwise noted.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “Neptune”, “enterprise” and “Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to “CAD”, ‘USD” and “EUR” refer to Canadian dollars, US dollars, and the Euro, respectively. Disclosures of information in this report has been limited to that which Management has determined to be “material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions management analysis of the financial situation and operating results concerning matters that are not statements about the present or historical facts. Forward-looking statements in this MD&A include, but are not limited to, statements about: (i) Neptune’s ability, and the ability of its distribution partners, to continue to successfully commercialize Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), (ii) plans of Neptune’s subsidiaries, Acasti and NeuroBio, to conduct new clinical trials for product candidates, including the timing and results of these clinical trials; (iii) the timing and cost of completion of the expansion project of Neptune’s manufacturing facility in Sherbrooke, Québec, and the amount of increased production capacity for krill oil at the expanded facility; (iv) Neptune’s expectations regarding its financial performance, including its revenues, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what we believe are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information. In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risks and Uncertainties” and under the heading “Risk Factors” in our latest annual information form and in our final base shelf prospectus dated September 19, 2012, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, many of which are beyond our control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation: (i) the successful commercialization of NKO® and EKO™; (ii) changes in regulatory requirements and interpretations of regulatory requirements; (iii) the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials; (iv) the Corporation’s reliance on a limited number of distributors; (v) the Corporation’s ability to manage its growth efficiently; (vi) the Corporation’s ability to further penetrate core or new markets; (vii) the Corporation’s dependence on a single manufacturing facility; (viii) the Corporation’s ability to attract and retain skilled labor; (ix) the Corporation’s ability to attract, hire and retain key management and personnel; (x) the success of current and future clinical trials by the Corporation and its subsidiaries; (xi) the Corporation’s ability to achieve its publicly announced milestones on time; (xii) product liability lawsuits brought against the Corporation and its subsidiaries; (xiii) intense competition from other companies in the pharmaceutical and nutraceutical industry; and (xiv) the Corporation’s ability to secure and defend its intellectual property rights.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Neptune does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

Non-IFRS Financial Measures

“Adjusted EBITDA” is non-IFRS financial measure:

Adjusted EBITDA is defined as EBITDA prior to recognizing share-based compensation costs, foreign exchange gains or losses and other items that do not impact the core operating performance of the Corporation, such as impairment losses and the recognition of tax assets from prior periods.  Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Corporation’s shares. Foreign exchange gains or losses are a component of finance income or finance costs and can vary significantly with currency fluctuations from one period to another. In addition, other items that do not impact core operating performance of the Corporation may vary significantly from one period to another. As such, adjusted EBITDA provide improved continuity with respect to the comparison of the Corporation’s operating results over a period of time.

Our method for calculating adjusted EBITDA may differ from that used by other corporations.

BUSINESS OVERVIEW

The Corporation has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical management analysis of the financial situation and operating results products for cardiovascular diseases applications (Acasti) and the third is for the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Corporation continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Australia.

During the three-month period ended August 31, 2012, the Corporation granted one three-year warrant to purchase 1,000,002 common shares to a consultant under a financial consulting agreement. The warrants will be exercisable at a price of US$5.00 per share until June 15, 2015. The warrant shall be subject to vesting in six equal instalments of 166,667 warrant shares, the first vesting being on the date of issuance and the remaining vesting being respectively on the last day of each quarter. At August 31, 2012, 333,334 warrant shares had vested. The Corporation recognized a stock-based compensation expense of $836, included in contributed surplus, during the three-month period ended August 31, 2012, for this grant.

On June 7, 2012, the Corporation announced that the U.S. Patent & Trademark Office (“USPTO”) allowed one of its continuation patent applications, number 13/189,714, which claims the benefit of Neptune’s U.S. Patent No. 8,030,348. This continuation application contains claims to further embodiments of the inventions that were disclosed in the ‘348 Patent; specifically to krill extracts comprising a phospholipid suitable for human consumption. These claims cover a number of krill oil products presently sold in the U.S. market.  The continuation application, which was filed less than a year ago, was allowed by the USPTO after a thorough examination. During prosecution, Neptune provided the USPTO with a substantial volume of prior art references and other materials, including the papers from re-examination requests filed by Aker Biomarine ASA directed to the ‘348 Patent and a related Neptune patent, and the oppositions being undertaken on related Neptune patents in Europe and Australia.

On August 28, 2012, the Corporation and its subsidiary Acasti announced the extension of the relationship with The Howard Group as the companies’ investor relations consultant. Since 1988, The Howard Group has provided comprehensive investor and financial relations, business development solutions and in-depth strategic planning to public companies. The Howard Group is associated with the Insight Limited Partnership II, which invests in micro and small cap companies. Traditional and new online initiatives will be directed at the investment community and investing public on behalf of Neptune and Acasti to increase the following and participation of the market in those two corporations. The term of the IR Agreement is for a period of 12 months. In addition to a fee of $6,000 per month, The Howard Group has been granted options to purchase an aggregate total of 50,000 common shares of Neptune at a price of $5.00 per share and 50,000 common shares of Acasti a price of $2.50. The options will vest in equal amounts over an 18 months term.

On September 7, 2012, the Corporation announced that its board of directors had approved the distribution of 2,000,000 units of NeuroBioPharm (each a “Unit”) owned by Neptune pro rata to the holders of record of common shares of Neptune as at October 15, 2012 (the “Dividend Record Date”) by way of a dividend-in-kind (the “Dividend”). The Dividend will be payable on October 31, 2012.

Each Unit will consist of one class A subordinate voting share of NeuroBioPharm (each a “Class A Subordinate Voting Share”) and two Series 2011-1 warrants (each a “Warrant”). Each full Warrant will entitle its holder to purchase one Class A Subordinate Voting Share at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each Warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen days after the listing of the Class A Subordinate Voting Shares on a recognized stock exchange; or (ii) April 12, 2014. Shareholders will not receive shares or cash in lieu of fractional securities.  As of the date hereof, based on the number of common shares of Neptune currently issued and outstanding, each holder of common shares of Neptune on the Dividend Record Date would receive one Unit for each lot of approximately 29.27 common shares of Neptune held.  On the date of the announcement of the Dividend, the estimated fair market value of the unit comprised of the Class A Subordinate Voting Shares and of the Warrants distributed to Shareholders was approximately $0.10 per tranche of 29.27 Neptune common shares outstanding on that date.  The Units, Class A Subordinate Voting Shares and Warrants are subject to certain transfer restrictions in the United States.  The terms applicable to the distribution of the Dividend are described in the final prospectus filed by NeuroBioPharm on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. The prospectus is available on SEDAR under management analysis of the financial situation and operating results

NeuroBioPharm’s profile at www.sedar.com. Copies of the prospectus will also be mailed to shareholders of record on the Dividend Record Date.

On October 2, 2012, the Corporation announced the closing of its public offering of 7,318,000 common shares at US$4.10 per common share. Prior to the closing, the underwriters exercised their over-allotment option to purchase an additional 989,762 common shares, resulting in a total of 8,307,762 common shares being issued for gross proceeds of approximately US$34.1 million. RBC Capital Markets and JMP Securities LLC acted as Joint Book-Running Managers for the offering and Byron Capital Markets acted as Manager. Neptune intends to allocate the net proceeds from the offering as follows: (i) approximately US$9.0 million for sales, marketing and krill inventory purchases for NKO® and EKO™, (ii) approximately US$8.0 million to support Acasti  in the development and validation of CaPre® and other product candidates, and to support NeuroBioPharm in the development and validation of its product candidates, (iii) approximately US$5.0 million to fund the expansion of its Sherbrooke plant that is intended to increase Neptune’s annual production capacity to 500,000 kilograms of krill oil, (iv) approximately US$3.0 million to fund product development, clinical trials and regulatory affairs of Neptune (including management and protection of its intellectual property portfolio), and (v) the balance for general corporate and other working capital purposes. The common shares were issued in the United States pursuant to Neptune’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in the Provinces of Québec, Ontario, Manitoba, Alberta and British Columbia.

During the second quarter, Neptune continued its investor relations efforts in order to increase Neptune’s visibility towards the investment community in Canada and the United States, with the objective of raising money as well as reaching higher trading volume on NASDAQ and Capital Market and the Toronto Stock Exchange (“TSX”).  More specifically, the Corporation presented in multiple cities including New York, Boston, Miami, Toronto and Montreal.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc.

During the three-month period ended August 31, 2012, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia™. The following is a summary of the period’s highlights:

During the previous fiscal year, Acasti initiated two phase II clinical studies in Canada: i) a prospective randomized double blind placebo control clinical study designed to evaluate the safety and efficacy of CaPre® (Acasti’s prescription drug candidate) for the management of moderate to high hypertriglyceridemia.  The first patients were enrolled in the study in October 2011; and ii) a prospective randomized open-label clinical trial designed to assess the safety, efficacy and dose response of CaPre®, for patients with moderate to high hypertriglyceridemia. The first patient was enrolled in December 2011.  Acasti’s clinical trials’ recruitment has continued and progressed during the three-month period ended August 31, 2012.

Acasti has accentuated its business development and direct commercialization activities in the USA for its medical food Onemia™.Acasti has made its first sales to a US Medical Food distributor, which has initiated distribution of OnemiaTM through its US nationwide network of physicians, under its own brand name Lypicol.  Also, more physicians have initiated and/or continued their recommendations of Onemia™ for patients diagnosed with cardiometabolic disorders.  Simultaneously, pharmacies have started recognizing the potential demand for Onemia™ and have accepted it as a behind-the-counter (by doctor’s recommendation only) medical food. Should sales of Onemia™ provide short-term revenues, they will contribute to Acasti’s further research and development projects.

NeuroBioPharm Inc.

During fiscal year 2012 and beginning of 2013, NeuroBioPharm completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NeuroBioPharm medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily management analysis of the financial situation and operating results dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBioPharm and Neptune are advancing research with newly developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

For NeuroBioPharm, a medical food candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

Product	Channel	Indication	Stage of development	Launch Year (Calendar Year)
MPL VI	Medical Food / OTC	Prevention of cognitive decline	Preclinical/clinical	n/a
MPL VII	Medical Food / OTC	Memory, concentration and learning disorders	Preclinical/clinical	2013
MPL VIII	Medical Food / OTC	ADHD	Preclinical/clinical	2013
MPL IX	Prescription Drug	Neurological disorders	Preclinical	n/a

Altogether, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

NeuroBioPharm is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to medical food, NeuroBioPharm has completed a clinical study evaluating the efficacy of NKO® softgels in patients diagnosed with early stage Alzheimer’s disease when compared to fish oil and a placebo. These results are encouraging and NeuroBioPharm will conduct research on the mechanisms of action to better target patients who may benefit from treatment. Similarly, preclinical mechanistic studies have been initiated on behavioral cognitive impacts to support NeuroBioPharm’s pipeline.

The working capital deficiency as at August 31, 2012 was $16,138, of which $16,200 is due to the redeemable Class B, G, H shares classified as short-term liabilities. NeuroBioPharm’s available funds are provided by Neptune, on an ongoing basis. At September 30, 2012, NeuroBioPharm had cash on hand in the amount of $1,147. NeuroBioPharm’s available funds will be used to execute the NeuroBioPharm’s business plan for the next twelve (12) months. The timing and stages of research and development programs that management anticipates will be reached using such funds us fully described under “Description of the business – Budgets, Timelines, and Milestones” in the Prospectus dated September 5, 2012 and filed on www.sedar.com. The principal use of available funds over the upcoming year is estimated as follows: $230 for prescription drug development program and $520 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150. NeuroBioPharm does not intend to raise additional proceeds from third parties to fund any anticipated negative operating cash flow and does not expect any material capital expenditures for the next twelve months, except as disclosed above.

NeuroBioPharm estimates that it will first reach commercial production of its Medical Foods after completing preclinical/clinical studies, which NeuroBioPharm estimates should be achieved in the second quarter of fiscal 2014 and representing an investment of approximately $350. NeuroBioPharm’s research and development programs are performed by NeuroBioPharm, Neptune and other subcontractors.

management analysis of the financial situation and operating results

Selected consolidated financial information

The following tables set out selected financial information for the three-month and six-month periods ended August 31, 2012. This information is based on the Corporation’s unaudited consolidated interim financial statements and accompanying notes for the three-month and six-month periods ended August 31, 2012 and should be read in conjunction with the notes thereto.

(In thousands of dollars, except per share data)
	Three-month periods ended August 31,		Six-month periods ended August 31,
	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)
	$	$	$	$
Revenue from sales	8,099	4,353	14,252	8,636
Adjusted EBITDA1	(704)	(908)	(562)	(1,076)
Net loss	(4,684)	(1,768)	(6,379)	(3,026)
Net loss attributable to the owners
of the Corporation	(3,895)	(1,076)	(4,878)	(1,914)
Net loss per share:
Basic	(0.08)	(0.02)	(0.10)	(0.04)
Diluted	(0.08)	(0.02)	(0.10)	(0.04)

Total assets	49,265	35,394	49,265	35,394
Working capital2	17,783	22,084	17,783	22,084
Total equity	32,085	25,543	32,085	25,543
Loans and borrowings (incl. current portion)	6,032	4,232	6,032	4,232

Key ratios (% of revenue):
Gross profit	38%	51%	47%	52%
Selling expenses	8%	10%	8%	12%
General and administrative expenses	62%	54%	56%	48%
Research and development expenses	18%	34%	23%	26%
Adjusted EBITDA	(9%)	(21%)	(4%)	(12%)

1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

2
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public corporations.

management analysis of the financial situation and operating results

RECONCILIATION OF NET PROFIT (LOSS) TO ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (Adjusted EBITDA)

A reconciliation of the Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that corporations caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other corporations. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Neptune obtains its Consolidated Adjusted EBITDA measurement by adding to net income (net loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, changes in fair value of derivatives and the recognition of investment tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(expressed in thousands of dollars, except per share data)
	Three-month periods		Six-month periods
	ended August 31,		ended August 31,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(4,684)	(1,768)	(6,379)	(3,026)
Add (deduct):
Amortization	187	186	375	377
Finance costs, excluding change in fair value	42	91	79	178
Stock-based compensation	3 068	891	4,689	1,479
Foreign exchange loss (gain)	287	(98)	55	(226)
Change in fair value in derivatives over equity	396	(210)	619	142
Adjusted EBITDA	(704)	(908)	(562)	(1,076)

management analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

As explained in other sections, the Corporation revenues are presently being generated by the nutraceutical segment. The nutraceutical segment is profitable. The cardiovascular and neurological segments conduct research activities and have incurred losses since inception. Quarterly data are presented below.

Fiscal year ending February 28, 2013
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	14,252	6,153	8,099
Adjusted EBITDA1	(562)	142	(704)
Net loss	(6,379)	(1,695)	(4,684)
Net loss attributable to the owners of the Corporation	(4,878)	(983)	(3,895)
Basic loss per share	(0.10)	(0.02)	(0.08)
Diluted loss per share	(0.10)	(0.02)	(0.08)

Fiscal year ended February 29, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	19,124	4,283	4,353	5,120	5,368
Adjusted EBITDA1	(2,593)	(167)	(908)	(743)	(775)
Net loss	(4,593)	(1,258)	(1,768)	(1,433)	(134)
Net (loss) profit attributable to the owners of the Corporation	(1,928)	(838)	(1,075)	(506)	491
Basic loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted loss per share	(0.04)	(0.02)	(0.02)	(0.01)	(0.01)

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue	16,583	4,145	4,088	4,272	4,078
Adjusted EBITDA1	258	664	836	62	(1,304)
Net (loss) profit	(1,693)	494	523	(498)	(2,212)
Net (loss) profit attributable to the owners of the Corporation	(410)	734	814	(218)	(1,740)
Basic (loss) earnings per share	(0.01)	0.02	0.02	(0.01)	(0.04)
Diluted (loss) earnings per share	(0.01)	0.02	0.02	(0.01)	(0.04)

Note: 1
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results are unlikely to be comparable to similar measurements presented by other public corporations. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), finance costs, depreciation and amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation, changes in the fair value of derivatives and the recognition of investments tax credits from prior years for accounting purposes, for its Adjusted EBITDA calculation.

management analysis of the financial situation and operating results

SEGMENT DISCLOSURES

The Corporation has three reportable operating segments structured in three distinctive legal entities:  the first involves the production and commercialization of nutraceutical products (Neptune), the second is for the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti) and the third is for the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the period ended August 31, 2012, all revenues were generated by the nutraceutical segment, with the exception of a minor sale of Acasti’s medical food product. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti’s operations are at the commercialization stage for the prescription medical food product, OnemiaTM, and at the Phase II clinical trial for its lead prescription drug candidate, CaPre®. NeuroBioPharm, is in the early stages of developing omega-3 phospholipids medical foods, over-the-counter products and prescription drugs.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate the same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, no products are presently generating revenues, except OnemiaTM, which has generated revenues of $237 in the quarter ended August 31, 2012.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment.

management analysis of the financial situation and operating results

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments (net of inter segments eliminations):

Three-month period ended August 31, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	7,862	237	-	8,099
Adjusted EBITDA	504	(961)	(247)	(704)
Net loss	(2,797)	(1,513)	(374)	(4,684)
Total assets	40,917	7,085	1,263	49,265
Working capital	10,578	6,229	976	17,783

Adjusted EBITDA calculation
Net loss	(2,797)	(1,513)	(374)	(4,684)
add (deduct):
Depreciation and amortization	185	2	-	187
Finance costs, excluding change in fair value	41	1	-	42
Stock-based compensation	2,418	523	127	3,068
Foreign exchange loss	261	26	-	287
Change in fair value in derivatives over equity	396	-	-	396
Adjusted EBITDA	504	(961)	(247)	(704)

Six-month period ended August 31, 2012
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	14,001	251	-	14,252
Adjusted EBITDA	1,793	(1,850)	(505)	(562)
Net loss	(2,749)	(2,897)	(733)	(6,379)
Total assets	40,917	7,085	1,263	49,265
Working capital	10,578	6,229	976	17,783

Adjusted EBITDA calculation
Net loss	(2,749)	(2,897)	(733)	(6,379)
add (deduct):
Depreciation and amortization	371	4	-	375
Finance costs, excluding change in fair value	78	1	-	79
Stock-based compensation	3,408	1,053	228	4,689
Foreign exchange loss (gain)	66	(11)	-	55
Change in fair value in derivatives over equity	619	-	-	619
Adjusted EBITDA	1,793	(1,850)	(505)	(562)

management analysis of the financial situation and operating results

Three-month period ended August 31, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	4,353	-	-	4,353
Adjusted EBITDA	650	(1,228)	(330)	(908)
Net profit (loss)	206	(1,535)	(439)	(1,768)
Total assets	32,570	2,618	206	35,394
Working capital	20,262	1,898	(76)	22,084

Adjusted EBITDA calculation
Net profit (loss)	206	(1,535)	(439)	(1,768)
add (deduct):
Depreciation and amortization	183	3	-	186
Finance costs, excluding change in fair value	87	4	-	91
Stock-based compensation	483	299	109	891
Foreign exchange (gain) loss	(99)	1	-	(98)
Change in fair value in derivatives over equity	(210)	-	-	(210)
Adjusted EBITDA	650	(1,228)	(330)	(908)

Six-month period ended August 31, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from external sales	8,636	-	-	8,636
Adjusted EBITDA	1,424	(1,956)	(544)	(1,076)
Net profit (loss)	136	(2,426)	(736)	(3,026)
Total assets	32,570	2,618	206	35,394
Working capital	20,262	1,898	(76)	22,084

Adjusted EBITDA calculation
Net profit (loss)	136	(2,426)	(736)	(3,026)
add (deduct):
Depreciation and amortization	372	6	-	378
Finance costs, excluding change in fair value	173	5	-	178
Stock-based compensation	840	447	192	1,479
Foreign exchange (gain) loss	(239)	12	-	(227)
Change in fair value in derivatives over equity	142	-	-	142
Adjusted EBITDA	1,424	(1,956)	(544)	(1,076)

management analysis of the financial situation and operating results

OPERATING RESULTS

Revenue
Revenue for the second quarter continued to increase to a record amount of $8,099 for the three-month period ended August 31, 2012, representing an increase of 86% compared to $4,353 for the three-month period ended August 31, 2011. Revenue for the six-month period ended August 31, 2012 increased to a record $14,252, an increase of 65% compared to $8,636 for the six-month period ended August 31, 2011. This increase in the Corporation’s revenue is mainly attributable to the aggressive penetration of the American, Canadian and Australian markets of NKO® and EKO™, especially from important follow up orders from United States and Australia.

Virtually all of the Corporation’s sales for the six-month period ended August 31, 2012 are derived from the nutraceutical segments with the exception of $251 generated by Acasti's medical food Onemia™.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and six-month periods ended August 31, 2012 and August 31, 2011:

	Three Months Ended August 31,		Six Months Ended August 31,
	2012	2011	2012	2011
Gross profit	3,055	2,223	6,668	4,447
Gross profit as % of revenue	38%	51%	47%	52%

Gross profit for the second quarter ended August 31, 2012 increased by $832 to $3,055 or 38% of revenue compared to $2,223 or 51% of revenue for the same period in 2011. Gross profit for the six-month period ended August 31, 2012 increased by $2,221 to $6,668 or 47% of revenue compared to $4,447 or 52% of revenue for the same period in 2011. The decrease in the gross profit percentage for both periods is mainly due to the unfavorable US to CDN dollar exchange rate, to the aggressive policy of volume discount helping secure market share.  It was also attributable to the cost of product reprocessing mainly caused by our high quality standards as well as variability of the biomass.  Finally, the ongoing expansion at the Sherbrooke plant has also impacted the production by slowing down certain production steps and contributed to supplemental production costs.

Selling Expenses
Selling expenses for the three-month and six-month periods ended August 31, 2012 and August 31, 2011 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2012	2011	2012	2011
Selling expenses	619	419	1,190	1,067
Selling expenses as % of revenue	8%	10%	8%	12%

Selling expenses amounted to $619 or 8% of revenue in the second quarter ended August 31, 2012 compared to $419 or 10% of revenue for the corresponding period in 2011. Selling expenses amounted to $1,190 or 8% of revenue in the six-month period ended August 31, 2012 compared to $1,067 or 12% of revenue for the corresponding period in 2011.  The small increase in dollars in both periods is mainly attributable to the increase in marketing expenses. The expenses have been reduced in percentage of the total revenues, as a result of the increase in revenues for the respective periods.

management analysis of the financial situation and operating results

General and Administrative Expenses
G&A expenses for the three-month and six-month periods ended August 31, 2012 and August 31, 2011 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2012	2011	2012	2011
General and administrative expenses	4,994	2,329	7,957	4,142
General and administrative expenses as % of revenue	62%	54%	56%	48%

G&A expenses amounted to $4,994 or 62% of revenue in the second quarter ended August 31, 2012, compared to $2,329 or 54% of revenue for the corresponding period in 2011, an increase of $2,665 compared to the corresponding period in 2011. G&A expenses amounted to $7,957 or 56% of revenue for the six-month period ended August 31, 2012, compared to $4,142 or 48% of revenue for the corresponding period of 2011, an increase of $3,815 compared to the corresponding period of 2011. The increase over 2011 is mainly explained by increased stock-based compensation expense of $2,115 and $2,806 for the three-month and the six-month periods ended August 31, 2012 respectively.  This important increase is mainly attributable to grants of options to consultants, management and employees as well as grant of warrants to a consultant for financial consulting services. The increase in G&A expenses is also due to increases in both legal fees and road show expenses by approximately $400 and $150 respectively.

Research and Development Expenses
R&D expenses, net of tax credits, for the three-month and six-month periods ended August 31, 2012 and August 31, 2011 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2012	2011	2012	2011
Research and development expenses, net of tax credits	1,445	1,496	3,223	2,232
Research and development expenses, net of tax credits as % of revenue	18%	34%	23%	26%

R&D expenses amounted to $1,445 or 18% of revenue in the second quarter ended August 31, 2012 compared to $1,496 or 34% of revenue for the corresponding period in 2011, a decrease of $51 compared to the same period in 2011. R&D expenses amounted to $3,223 or 23% of revenue for the six-month period ended August 31, 2012 compared to $2,232 or 26% of revenue for the corresponding period in 2011, an increase of $991 compared to the same period in 2011.  The increase of $991 in the six-month period is mainly attributable to an increase in stock-based compensation expenses of approximately $400 and an increase in legal fees related to our intellectual property of approximately $500.

Finance Costs
Finance costs for the three-month and six-month periods ended August 31, 2012 and August 31, 2011 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2012	2011	2012	2011
Finance costs	439	(119)	698	320
Finance costs as % of revenue	5%	(3%)	5%	4%

Finance costs amounted to $439 or 5% of revenue in the second quarter ended August 31, 2012 compared to ($119) or (3%) of revenue for the corresponding period in 2011, an increase of $558 compared to the same period in 2011. Finance costs amounted to $698 or 5% of revenue for the six-month period ended August 31, 2012 compared to $320 or 4% of revenue for the corresponding period of 2011, an increase of $378 compared to the same period in 2011. These increases are mainly attributable to the re-evaluation of the fair value of derivative financial instruments. Included in finance costs is the change in fait value of derivatives over equity (the 2011 Private placement – US) of $396 and $619, respectively, for the three and six-month periods ended August 31, 2012. This increase is due to the increase in the Corporation’s share price during the respective periods, compared to the corresponding periods in 2011.

management analysis of the financial situation and operating results

Foreign Exchange (Loss) Gain
Foreign exchange (loss) gain for the three-month and six-month periods ended August 31, 2012 and August 31, 2011 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2012	2011	2012	2011
Foreign exchange (loss) gain	(287)	99	(55)	226
Foreign exchange (loss) gain as % of revenue	(4%)	2%	(1%)	3%

Foreign exchange loss amounted to ($287) or (4%) of revenue in the second quarter ended August 31, 2012 compared to a gain of $99 or 2% of revenue for the corresponding period of 2011, a decrease of $386 compared to the same period in 2011. Foreign exchange loss amounted to ($55) or (1%) of revenue for the six-month period ended August 31, 2012 compared to a gain of $226 or 3% of revenue for the corresponding period of 2011, a decrease of $281 compared to the same period in 2011.  This decrease is mainly attributable to the strength of the Canadian dollar over the U.S. dollar during these two periods.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
Adjusted EBITDA improved by $204 for the three-month period ended August 31, 2012 to ($704) compared to ($908) for the three-month period ended August 31, 2011. Adjusted EBITDA improved by $514 for the six-month period ended August 31, 2012 to ($562) compared to ($1,076) for the six-month period ended August 31, 2011.  The improvements for the three-month and six-month periods ended August 31, 2012 are mainly attributable to the increased revenues which more than offset the increase in both G&A and R&D expenses.

Net loss
The Corporation realized a consolidated net loss for the three-month period ended August 31, 2012 of ($4,684) compared to ($1,768) for the three-month period ended August 31, 2011. The Corporation realized a consolidated net loss for the six-month period ended August 31, 2012 of ($6,379) compared to ($3,026) for the six-month period ended August 31, 2011.  The increase in the net consolidated loss is mainly attributable to the increase in stock-based compensation expense of $2,177 for the three-month period ended August 31, 2012 and $3,210 for the six-month period ended August 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
During the six-month period ended August 31, 2012, the operating activities generated a decrease in liquidities of $1,609, compared to a decrease of $3,039 for the corresponding period ended August 31, 2011. The difference in the change in liquidities derived from the operating activities is mainly attributable to the lower earnings for the six-month period ended August 31, 2012 over the corresponding period of 2011, partially offset by higher non-cash charges, including the stock-based compensation expense. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, especially by an increase in trade and other receivables of $1,105 and inventories by $1,519 offset by an increase in accounts payable of $1,647 resulting from the growth in the Corporation's business.

Investing Activities
During the six-month period ended August 31, 2012, the investing activities generated a decrease in liquidities of ($792). This decrease is mainly due to an increase in the acquisition of property, plant and equipment for $6,226, related primarily to the plant expansion in Sherbrooke, partially offset by the maturity of short-term investments for $5,607. In 2011, investing activities generated a decrease in liquidities of $6,399, primarily from the net purchase of short-term investments of $5,978.

Financing Activities
During the six-month period ended August 31, 2012, the financing activities generated an increase in liquidities of $2,513. This increase is mainly due the net increase in loans and borrowings of $1,530. In 2011, financing activities generated an increase in liquidities of $13,149, primarily from funds raised from private placement $11,503 as well as the proceeds from exercise of options of $2,767 offset by repayment of loans and borrowings of $1,123.

management analysis of the financial situation and operating results

Overall, as a result of cash flows from all activities, the Corporation increased its cash by $52 for the six-month period ended August 31, 2012.

At August 31, 2012, the Corporation’s liquidity position, consisting of cash and short-term investments, was $10,977.

Also, at August 31, 2012, the Corporation had an authorized operating line of credit $1,570, of which $640 was available as well as an additional unused line of $200 for foreign exchange contracts.

The Corporation believes that its available cash and short-term investments, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Corporation’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Corporation’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Corporation’s operations in the future.

See ‘’Subsequent events’’ for details regarding the issuance of common shares after the quarter end.

COMMITMENTS AND CONTINGENCIES

Contingencies:

On or around January 27, 2010, the Corporation and Acasti filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a US based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at $3,000.

On September 28, 2011, Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of $2,300. The Corporation denies all material allegations made by Valensa. The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at August 31, 2012 for this matter.

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antarctic USA Inc. and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 19, 2011, Aker et al. filed Counterclaims denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the reexamination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at August 31, 2012 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Aker Biomarine ASA, Aker Biomarine Antartic USA Inc., Aker Biomarine Antartic AS, Schiff Nutrition Group Inc. and Schiff Nutrition International Inc. (Aker et al.) for the infringement of the Corporation’s US patent 8,278,351 and for damages.

management analysis of the financial situation and operating results

On October 4, 2011, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC and Azantis Inc. for the infringement of the Corporation’s US patent 8,030,348 and for damages. On December 30, 2011, Enzymotec USA Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. On December 30, 2011, Mercola.com Health Resources, LLC and Azantis Inc. filed a Counterclaim denying any infringement, seeking the invalidity of the Corporation’s patent, and seeking an award for costs and damages. The proceedings have been stayed due to the re-examination of the patent and no trial dates have been set. No provision has been recorded by the Corporation as at August 31, 2012 for this matter.

In addition, on October 2, 2012, the Corporation filed a Complaint in the US District Court for the District of Delaware against Enzymotec Limited, Enzymotec USA Inc., Mercola.com Health Resources, LLC for the infringement of the Corporation’s US patent 8,278,351 and for damages.

On December 22, 2011, the Corporation received a motion filed by the University of Sherbrooke, the worldwide registered owner of patents relating to the extraction process (the “Patents”) licensed to the Corporation, asking the Court to order the transfer and force the Corporation to take ownership of the Patents. The case is currently pending and no trial dates have been set.

Commitments:

In September 2011, Neptune announced the conclusion of a memorandum of understanding (“MOU”) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (“SKFC”) to form a 50/50 joint venture named Neptune-SKFC Biotechnology, which would manufacture and commercialize Neptune’s krill products in Asia. The initial cost and total value of the project, which includes the construction of a production facility and development of a commercial distribution network for Asia, as well as other details of this arrangement are currently being reviewed by the parties. SFKC is 43% owned by Shanghai Fisheries General Corporation (“SFGC”), a large fishing conglomerate owned by the Government of China. SFGC is specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. It is present in more than 10 countries and employs more than 4,000 employees. SKFC also has the largest fleet of vessels of krill harvesting in the Antarctic Ocean. The MOU is subject to further negotiations and to approval by the boards of each party as well as by Chinese regulators.

In December 2011, the Corporation announced the official start of its Phase I plant expansion, which Neptune expects will increase its annual krill oil production capacity to 300,000 kilograms. The cost of the expansion project is estimated at $21,000 and is expected to be funded primarily by a Canadian federal government grant and interest-free loan, certain investment tax credits, a secured credit facility and a portion of Neptune’s working capital. Financing agreements in the amount of $15,500 were negotiated shortly after the end of the third quarter of fiscal 2012. The financing is in the form of a standard loan in the amount of $9,000 bearing interest at prime rate plus 2% with a five-year term, an interest-free loan in the amount of $3,500 with a ten-year term, and a $3,000 government grant. As at August 31, 2012, the Corporation signed agreements amounting to approximately $320 with various suppliers with respect to the plant expansion.

In the normal course of business, a Corporation’s subsidiary has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. The Corporation has reserved certain rights relating to these projects.

A Corporation’s subsidiary initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,105, partially paid to date. As at August 31, 2012, an amount of $383 is included in “Trade and other payables” in relation to these projects.

SUBSEQUENT EVENTS

Distribution by way of dividend-in-kind of NeuroBioPharm warrants:

On September 5, 2012, NeuroBioPharm filed a prospectus qualifying the distribution by Neptune of the Dividend. NeuroBioPharm became a reporting issuer under applicable securities regulation upon filing of the prospectus. A total of 2,000,000 Units will be distributed to the holders of record of Neptune’s common shares on the Dividend Record Date. Each Unit will consist of one Class A Subordinate Voting Share and two Warrants. See “Business Overview - Neptune”.

Issuance of common shares:

On September 25, 2012, Neptune filed a prospectus supplement to a short-form base shelf prospectus for the distribution of 7,318,000 common shares of the Corporation at a price of US$4.10 per common share, for total gross proceeds of US$30,004. On October 2, 2012, the Corporation announced the closing of this public offering, resulting in a total of 8,307,762 common shares, including 989,762 common shares from the exercise of the over-allotment option by the underwriters, being issued for gross proceeds of approximately US$34,100. See “Business Overview - Neptune”.

management analysis of the financial situation and operating results

FINANCIAL POSITION

The following table details the important changes to the balance sheet (other than equity) at August 31, 2012 compared to February 29, 2012:

Accounts	Increase (Reduction) (In Thousands of dollars)	Comments

Cash	52	See cash flows statement
Short-term investments	(5,552)	Maturity of short-term investments
Trade and other receivables	1,155	Extended terms for products launches
Inventories	1,519	Purchase of raw material for increased demand
Property, plant and equipment	7,192	Plant expansion project
Trade and other payables	4,211	Extended terms from raw material suppliers as well as plant expansion suppliers

See the statement of changes in equity for details of changes to the equity accounts from August 31, 2011.

PRIMARY FINANCIAL RATIOS

	August 31,	February 29,	August 31,
	2012	2012	2011
Working Capital Ratio (current assets / current liabilities)1	2.37	3.62	4.81
Solvency Ratio (Loans and borrowings / Total equity)2	0.19	0.18	0.17

1
The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

2
The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public corporations.

The Corporation’s Working Capital Ratio slightly decrease at August, 31 2012 compared to February 29, 2012 and August 31, 2011 mainly due to the use of funds for managing the Corporation’s growth. The Corporation’s solvency ratio remained stable at August 31, 2012 compared to February 29, 2012 and August 31, 2011.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a corporation controlled by an officer and director (who is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period.  The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and six-month periods ended August 31, 2012, total royalties included in operating expenses amounted to $72 and $140 (three-month and six-month periods ended August 31, 2011 - $43 and $89). As at August 31, 2012, the balance due to this corporation under this agreement amounts to $79 (February 29, 2012 - $190). This amount is presented in the consolidated interim statement of financial position under ''Accounts payable and accrued liabilities''.

management analysis of the financial situation and operating results

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated interim financial statements are prepared in accordance with IFRS. In preparing the consolidated interim financial statements for the three-month and six-month periods ended August 31, 2012 and August 31, 2011, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a material impact on reported results of operation or financial position. The following sections describe the Corporation’s most significant accounting policies and the items for which critical estimates were made in the consolidated interim financial statements and should be read in conjunction with the notes to the consolidated interim financial statements for the three-month and six-month periods ended August 31, 2012 and August 31, 2011.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:
•	Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:
•	Utilization of tax losses and investment tax credits;
•	Measurement of derivative financial liabilities and stock-based compensation; and
•	Collectability of trade receivable.

Refer to notes 2(d) and 3 of the consolidated annual financial statements.

Also, the Corporation uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month and six-month periods ended August 31, 2012, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there was no change during the three-month and six-month periods ended August 31, 2012 that affected materially or is reasonably likely to affect materially the Corporation’s internal controls over financial reporting and disclosure controls and procedures.

management analysis of the financial situation and operating results

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest revised annual information form and in our final base shelf prospectus dated September 19, 2012, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Risks and uncertainties include, without limitation, (i) the successful commercialization of NKO® and EKO™; (ii) changes in regulatory requirements and interpretations of regulatory requirements; (iii) the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials; (iv) the Corporation’s reliance on a limited number of distributors; (v) the Corporation’s ability to manage its growth efficiently; (vi) the Corporation’s ability to further penetrate core or new markets; (vii) the Corporation’s dependence on a single manufacturing facility; (viii) the Corporation’s ability to attract and retain skilled labor; (ix) the Corporation’s ability to attract, hire and retain key management and personnel; (x) the success of current and future clinical trials by the Corporation and its subsidiaries; (xi) the Corporation’s ability to achieve its publicly announced milestones on time; (xii) product liability lawsuits brought against the Corporation and its subsidiaries; (xiii) intense competition from other companies in the pharmaceutical and nutraceutical industry; and (xiv) the Corporation’s ability to secure and defend its intellectual property rights. Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at October 11, 2012, the total number of common shares issued by the Corporation and in circulation was 59,031,824 and Corporation common shares were being traded on the TSX under the symbol “NTB” and on NASDAQ Capital Market under the symbol “NEPT”. There were also 2,040,130 warrants and 6,732,500 options outstanding as at the same date. In addition, Acasti had 5,532,500 options, 5,612,350 Series 4 warrants and 750,000 Series 6 & 7 warrants outstanding.  NeuroBioPharm had 496,250 options and 6,000,000 series 2011-1 warrants, 3,450,075 series 2011-2 warrants and 8,050,175 series 2011-3 warrants outstanding at this date.

/s/ Henri Harland	/s/ André Godin

Henri Harland President and Chief Executive Officer	André Godin Chief Financial Officer